Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC 13E-3

LakeShore Biopharma Co., Ltd.

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$17,302,071.60	0.0001381	$2,389.42

Total Transaction Valuation:		$17,302,071.60
Total Fees Due for Filing:				$2,389.42
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$2,389.42

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Offering Note(s)

(1)	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of US$0.90 for 19,224,524 issued and outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”). We assigned zero value to the outstanding options and warrants of the issuer because (i) all outstanding options under the 2024 Share Incentive Plan of the issuer will be assumed by Oceanpine Skyline Inc., except as otherwise agreed between the relevant option holder and Oceanpine Skyline Inc., and (ii) the exercise price per ordinary share of all outstanding options under the 2020 Share Incentive Plan of the issuer and all outstanding warrants are greater than the per share merger consideration of US$0.90 and as a result will be cancelled without any cash payment being made in respect thereof.

The amount of the filing fee calculated in accordance with the Exchange Act equals US$138.10 for each US$1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.